05058537

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 30, 2004

OR

☐ TRANSITIONAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______ to _____

Commission file number 1-1169

THE TIMKEN COMPANY
EMPLOYEE SAVINGS PLAN
(Full title of the plan)

THE TIMKEN COMPANY, 1835 Dueber Avenue, S.W., Canton, Ohio 44706
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

Audited Financial Statements and Supplemental Schedule

The Timken Company Employee Savings Plan
December 30, 2004 and 2003, and Year Ended December 30, 2004
With Report of Independent Registered Public Accounting Firm

The Timken Company Employee Savings Plan

Audited Financial Statements and Supplemental Schedule

December 30, 2004 and 2003, and
Year Ended December 30, 2004

Table of Contents

ERNST & YOUNG

Ernst & Young LLP
1300 Huntington Building
925 Euclid Avenue
Cleveland, Ohio 44115-1405

Phone: (216) 861-5000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Timken Company, Administrator of The
Timken Company Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits of The Timken Company Employee Savings Plan as of December 30, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 30, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 30, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 30, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 30, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst + Young LLP

June 23, 2005

The Timken Company Employee Savings Plan

Statements of Net Assets Available for Benefits

	December 30	
	2004	**2003**
Assets		
Investments, at fair value	**$ 6,643,789**	$ 6,156,206
Receivables:		
Contribution receivable from participants	**2,464**	2,219
Contribution receivable from The Timken Company	**147,082**	155,939
Accrued income	**2,214**	996
Total receivables	**151,760**	159,154
Cash, noninterest bearing	**2,284**	1,367
Net assets available for benefits	**$ 6,797,833**	$ 6,316,727

See accompanying notes.

The Timken Company Employee Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 30, 2004

Additions	
Investment income:	
Net appreciation in fair value of investments	**$ 419,717**
Interest and dividends	**59,430**
	479,147
Contributions:	
Participants	**200,763**
The Timken Company	**276,755**
	477,518
Total additions	**956,665**
Deductions	
Benefits paid directly to participants	**630,879**
Total deductions	**630,879**
Net increase prior to transfers	**325,786**
Transfers between plans	**155,320**
Net increase	**481,106**
Net assets available for benefits:	
Beginning of year	**6,316,727**
End of year	**$6,797,833**

See accompanying notes.

The Timken Company Employee Savings Plan

Notes to Financial Statements

December 30, 2004 and 2003, and
Year Ended December 30, 2004

1. Description of Plan

The following description of The Timken Company Employee Savings Plan (formerly known as The Rail Bearing Service Corporation Employee Savings Plan) (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering full-time employees of Rail Bearing Service Corporation and Timken Industrial Services, LLC (collectively, the Company). The Timken Company is the Plan Administrator. Employees of Rail Bearing Service Corporation become eligible to participate in the Plan immediately. Full-time employees of Rail Bearing Service Corporation are eligible to contribute to the Plan after completing one year of service. Employees of Timken Industrial Services, LLC become eligible to participate in the Plan the first of the month coincident with or next following the completion of one full calendar month of full-time service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Under the provisions of the Plan, participants may elect to contribute up to 15% of their gross earnings directly to the Plan subject to Internal Revenue Service (IRS) limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company matches Rail Bearing Service Corporation employee contributions at an amount equal to 50% on the first 6% of the participant's gross earnings, called "Company Match Contributions." In addition, the Company contributes Timken common shares at an amount equal to 10% on the first 6% of the participant's gross earnings, called "Stock Match Contributions." The Plan also provides for a discretionary "Profit Sharing Contribution" by the Company.

The Company matches Timken Industrial Services, LLC employee contributions "Matching Contributions" at an amount equal to 25% of the first 7% of the participant's gross earnings.

The Plan provides for a quarterly "401(k) Plus Contribution" by the Company. This contribution is based on the participant's full years of service at amounts ranging from 2.5% to 8.0%.

1. Description of Plan (continued)

Upon enrollment, a participant must direct their contribution in 5% increments to any of the Plan's fund options. For Rail Bearing Service Corporation participants, Company Match Contributions and Profit Sharing Contribution are invested based on the participant's investment election. Participants are not allowed to direct the investment of the Stock Match Contribution until January 1, following three calendar years after the Stock Match Contribution was made, reaching the age of 55 or 30 years of service, or following retirement. For Timken Industrial Services, LLC participants, 401(k) Plus Contribution are invested based on the participant's investment election. Participants are not allowed to direct the investment of the Matching Contribution until January 1, following three calendar years after the Matching Contribution was made, reaching the age of 55 or 30 years of service, or following retirement.

Participants have access to their account information and the ability to make account transfers and contribution changes daily through an automated telecommunications system and through the Internet.

The Timken Company Common Stock Fund is segregated into two components – the Employee Stock Ownership Plan, or Timken ESOP, and the Timken Stock Fund. At the end of each plan year, Company and participant contributions are made to the Timken Stock Fund, reinvested dividends and any market gains or losses in the Timken Stock Fund are then transferred into the Timken ESOP. Participants may elect to have their vested dividends in the Timken ESOP distributed to them in cash rather than automatically reinvested in Timken common shares.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

1. Description of Plan (continued)

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. For Rail Bearing Service Corporation participants, vesting in the Company Match Contribution and Stock Match Contribution portions of their accounts plus actual earnings thereon occurs over a period of five years with 20% vested after one year and an additional 20% in each of the years two to five. Also, vesting in the Profit Sharing Contribution portion of their accounts plus actual earnings thereon occurs over a period of five years with zero percent in years one through four and 100% in year five. Timken Industrial Services, LLC participants are immediately vested in Matching Contributions plus actual earnings thereon. Participants vest in the 401(k) Plus Contributions after the completion of three years of service.

Participant Notes Receivable

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms generally cannot exceed five years, except loans made for purchasing a primary residence cannot exceed 30 years. The loans are secured by the balance in the participant's vested account and bear interest at an interest rate of one percent in excess of the prime rate, as published the first business day of each month in the Wall Street Journal. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On termination of service, a participant may receive a lump-sum amount equal to the vested balance of their account, or elect to receive installment payments over a period of time not to exceed their life expectancy. If a participant's vested account balance, less rollover contributions, is greater than $5,000, they may leave their vested assets in the Plan until age 70½.

Plan Termination

Although it has not expressed any interest to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Trustee shall distribute to each participant the amount standing to their credit in their separate account.

2. Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. American Express Trust Company (the Trustee) maintains a collective investment trust of Timken common shares in which The Timken Company's defined contribution plans participate on a unit basis. Timken common shares are traded on a national securities exchange and participation units in the Timken Company Common Stock Fund are valued at the last reported sales price on the last business day of the Plan year. The valuation per unit of the Timken Company Common Stock Fund was $14.51 and $11.26 at December 30, 2004 and 2003, respectively.

The participation units owned by the Plan in the Trustee collective trust funds and mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year end. The participant notes receivable are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

During 2004, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

	Net Appreciation in Fair Value of Investments
Timken Company common shares	**$ 101,294**
Mutual funds	**59,579**
Collective trust funds	**258,844**
	$ 419,717

Investments that represent 5% or more of fair value of the Plan's net assets are as follows:

	2004	2003
The Timken Company Common Stock Fund*	**$ 443,198**	$ –
AXP New Dimensions Fund	**949,136**	960,223
Templeton Foreign Fund	**402,106**	348,690
American Express Trust U.S. Government Securities Fund I	–	1,157,658
American Express Trust U.S. Government Securities Fund II	**1,311,119**	–
American Express Trust Bond Fund	–	905,334
American Express Trust Bond Fund II	**869,059**	–
American Express Trust Medium-Term Horizon (50:50) Fund	**643,083**	682,649
American Express Trust Equity Index Base Fund	–	1,411,418
American Express Trust Equity Index I	**1,390,692**	–

*Nonparticipant-directed

4. Nonparticipant-Directed Investments

Information about the net assets and the significant components of changes in net assets related to the nonparticipant-directed investment is as follows:

	December 30 2004	December 30 2003
Investments, at fair value:		
Timken Company Common Stock Fund	**$ 443,198**	$ 314,031
Receivable:		
Participants and Company contributions receivable	**1,450**	13,565
	$ 444,648	$ 327,596

	Year Ended December 30, 2004
Change in net assets:	
Net appreciation in fair value of investments	**$ 101,294**
Dividends	**8,515**
Participants and Company contributions	**38,579**
Benefits paid directly to participants	**(19,203)**
Transfers to participant-directed accounts	**(12,133)**
	$ 117,052

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

6. Income Tax Status

The Plan has received a determination letter from the IRS dated April 2, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

7. Related-Party Transactions

The following is a summary of transactions in Timken common shares for the year ended December 30, 2004:

	Shares	Dollars
Purchased	4,792	$ 109,294
Dividends received	–	8,515

Certain legal and accounting fees and certain administrative expenses relating to the maintenance of participant records are paid by the Company. Fees paid during the year for services rendered by parties-in-interest were based on customary and reasonable rates for such services.

8. Subsequent Event

On March 24, 2005, all of the Timken Company's defined contribution plan assets, including the assets of the Plan, were transferred from American Express Trust Company to JPMorgan, the Timken Company's new defined contribution plan recordkeeper. There was no effect to the Plan's financial statements because of the transfer.

Supplemental Schedule

The Timken Company Employee Savings Plan

EIN #54-1741259 Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 30, 2004

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost (A)	Current Value
The Timken Company Common Stock Fund*(A)	30,540 units	$ 351,442	$ 443,198
AXP New Dimensions Fund*	39,107 units		949,136
Templeton Foreign Fund	32,718 units		402,106
American Express Trust*:			
U.S. Government Securities Fund II	1,311,119 units		1,311,119
Bond Fund II	80,625 units		869,059
Short-Term Horizon (25:75) Fund	520 units		10,514
Medium-Term Horizon (50:50) Fund	25,781 units		643,083
Long-Term Horizon (80:20) Fund	3,191 units		83,088
Small Cap Equity Index Fund II	12,545 units		246,692
Equity Index I	37,234 units		1,390,692
Participant notes receivable*	Interest rates ranging from 5.0% to 10.5% with various maturity dates		295,102
Total investments			$ 6,643,789

*Indicates party in interest to the Plan.

(A) Nonparticipant-directed investment. Cost information is only required for nonparticipant-directed investments.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE TIMKEN COMPANY EMPLOYEE SAVINGS PLAN

Date: June 27, 2005

By: [signature]
Scott A. Scherff
Assistant Secretary

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
23	Consent of Ernst & Young LLP

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-113394) pertaining to The Timken Company Employee Savings Plan of The Timken Company of our report dated June 23, 2005, with respect to the financial statements and schedule of The Timken Company Employee Savings Plan included in this Annual Report (Form 11-K) for the year ended December 30, 2004.

Ernst & Young LLP

Cleveland, Ohio
June 23, 2005